March 7, 2011

Filed via Edgar

Ms. Julie F. Rizzo
Attorney Examiner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bob Evans Farms, Inc. Form 10-K for the Fiscal Year Ended April 30, 2010 Filed June 10, 2010 File No. 000-01667

Dear Ms. Rizzo:

Below please find our responses to the comments, dated February 11, 2011, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Bob Evans Farms, Inc. As requested, we have tried to provide detailed responses to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.

Form 10-K for the Fiscal Year Ended April 30, 2010

Form 10-K, Signatures, page 77:

“1. The second half of the signature page must be signed by the principal financial officer and principal accounting officer so that the principal financial officer and principal accounting officer sign on behalf of the registrant (not just for the registrant) and in their individual capacities. Refer to Instruction D(2)(a) of Form 10-K.”

Company Response: In future filings, we will revise the second half of the signature page to clarify that it is being signed by the principal financial officer and principal accounting officer on behalf of Bob Evans Farms, Inc. and in their individual capacities.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26; Why does Bob Evans pay base salaries: Annual Cash Performance Bonuses, page 32.

Securities and Exchange Commission
March 7, 2011

“2. We note your disclosure that your named executives can receive anywhere from 0 to 200 percent of their target cash bonuses based on a sliding scale for performance below the minimum performance at target and performance at or above the maximum. We also note that it appears that the table starting on page 31 only provides information for performance at target and does not provide the minimum or maximum performance target measures. In future filings, please confirm that you will disclosure the minimum and maximum performance target measures. Please similarly revise your Fiscal 2010 Stock-Based Incentive Compensation Table on page 35.”

Company Response: We appreciate your comment and understand your request.  We strive to provide clear and understandable disclosure to our investors regarding our compensation programs and pay-for-performance culture.  In future filings, we will revise the “Cash Bonus Table” and “Stock Based Incentive Compensation” tables in our Compensation Discussion and Analysis (“CD&A”) to include the minimum and maximum performance target measures for quantitative performance goals.  We will, however, continue to omit disclosure of those performance measures that would cause us competitive harm (consistent with our previous disclosures and communications with the staff).  We also reserve the right to omit disclosure of those performance measures that are not material to the overall determination of a named executive officer’s compensation (e.g., financial metrics for performance goals that comprise 15% or less of a named executive officer’s bonus).

“3. In this regard, we also note that it appears that several named executives did not appear to meet one or more targets listed in the table that constituted approximately 50% of their 2010 target cash bonus but still received more than 50% of their 2010 target cash bonus. In future filings, please confirm that you will provide disclosure regarding the determination of the 2010 actual cash bonus paid amounts when it is not clear from the table how such amounts were determined. To the extent applicable, please similarly revise the disclosure in the Stock-Based Incentive Compensation section on page 33.”

Company Response: In drafting our disclosure within the CD&A on this matter, we have given considerable thought as to how to describe our process in a plain English manner, yet not make it so complicated and long that our stockholders find it burdensome to understand the information.

You are correct that some of the named executives did not meet the target listed in the table that constituted approximately 50% of their 2010 cash bonus, but they still received more than 50% of their 2010 target cash bonuses. This is due to the fact that bonuses are calculated using a sliding scale whereby named executives can receive anywhere between 0 and 200% of each component of their target cash bonus. In other words, the named executive may have received less than 100% for one component of his bonus because the actual performance was below the target metric (yet above the minimum threshold for payout), but he may have received more than 100% for another component because the actual performance was above the target metric. We believe adding the minimum and maximum performance metric, as outlined in our response to the previous comment, will make this easier for our investors to understand. With this additional information (i.e., minimum and maximum performance metrics), we believe our investors will have sufficient information to understand how bonuses are calculated.

Securities and Exchange Commission
March 7, 2011

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-4935 at your convenience if you have any questions regarding this response.

Sincerely,
Bob Evans Farms, Inc.

/s/Mary L. Garceau

Mary L. Garceau, Vice President,
General Counsel and Corporate Secretary

cc: J. Brown, Securities and Exchange Commission